March 19, 2013

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:

Sonia Bednarowski, Staff Attorney

Nolan McWilliams, Attorney-Advisor

Re:

Amendment No. 1 to Registration Statement on Form S-1

Filed March 8, 2013

File No. 333-186571

Dear Ms. Bednarowski and Mr. McWilliams:

Below please find our responses to the Staff’s comment letter dated March 18, 2013 regarding the above referenced matter.  Per your request, our responses are keyed to the enumerated questions and comments in your comment letter.

Also, please be advised that the Company has filed Amendment No. 2 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.  A hard copy of this response letter and Amendment No. 2, marked to show changes from the original filing, can be sent to you via overnight mail upon your request.

General

1.

We note that the post-effective amendment filed on March 8, 2013 was your first post-effective amendment to the registrant statement on Form S-1 (333-174557).  If an offering continues for more than nine months, you are required to update your registration statement by post-effective amendment if the information in the prospectus is more than sixteen months old.  Please tell us whether any offers or sales were made after August 1, 2012.  Additionally, please tell us how you communicated to the selling shareholders that they may not offer or sell such securities pursuant to the registration statement until a post-effective amendment to Form S-1 with current information was filed and declared effective.  Refer to Securities Act section 10(a)(3) and Securities Act Rule 427.

Ms. Bednarowski and Mr. McWilliams

March 19, 2013

Blue Water Restaurant Group, Inc. (“Blue Water”) discontinued the Offering pursuant to the Registration Statement filed on Form S-1 (File No. 333-174557) on February 8, 2012.  During the course of the Offering Blue Water did not sell any shares.  Hence, Blue Water had no compelling reason to file a post-effective amendment updating the information in the prospectus.

Additionally, there was one Selling Stockholder involved in the offering (Island Radio, Inc.) who sold the last of their shares of Blue Water common stock pursuant to the Offering on September 28, 2011.  Because Blue Water had discontinued offering shares of its stock and the sole Selling Stockholder had sold all of their shares earlier in the Offering there was no need to communicate they could not sell or offer any shares after August 1, 2012.

Miscellaneous

Please note that we revised the Registration Statement on pages 17 and 38 relating to “Form 10 Information”.  We replaced the sentence “Blue Water intends to make a Form 10 filing with the SEC in the near future” with “Form 10 information is equivalent to information that a company would be required to file if it were registering a class of securities on Form 10 under the Securities Exchange Act.”

Please contact Taurus Financial Partners, LLC at (512) 772-1542 with any questions you may have relating to this matter or to request a marked hard copy of amended filing.

Very truly yours,

/s/ Michael Hume

Michael Hume

President and Chief Executive Officer